Attachment to Item 77K:  Changes in Registrant's Certifying Accountant

On  August  13,  1999,  McGladrey  &  Pullen,  LLP  ("McGladrey")   resigned  as
independent accountants of the Funds pursuant to an agreement by PricewaterhouseCoopers LLP ("PwC") to acquire McGladrey's investment company practice. The McGladrey partners and professionals serving the Funds at the time of the acquisition joined PwC.

The reports of McGladrey on the financial statements of the Funds during the past two fiscal years contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with its audits for the two most recent fiscal years and through August 13, 1999 there were no disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of McGladrey, would have caused it to make reference to the subject matter of disagreement in connection with its report.

On September 22, 1999, Eclipse Funds, with the approval of its Board of Trustees and its Audit Committee, engaged PwC as its independent accountants.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street

Washington D.C. 20549


We were previously the independent accountants for the Eclipse Funds. We have read their notification of change in independent accountants made in Item 77K of Form N-SAR. We agree with the statements in the filing.

                                                     McGladrey & Pullen, LLP

New York, New York
Feburary 29, 2000